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SECURI ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 2 - 2013
Washington DC 404

SEC FILE NUMBER
8- 23179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sullivan Morrissey & Mickle Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 East 56th St
(No. and Street)

New York NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 212-832-7440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies
(Name – *if individual, state last, first, middle name*)

665 Fifth Ave New York NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/6/13

12/27/13

12/26

OATH OR AFFIRMATION

I, John F Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sullivan Morrissey & Mickle Securities Corp, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chairman

Title

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

PKF

Sullivan Morrissey & Mickle Securities Corp.

Financial Statements

September 30, 2013

PKF
O'CONNOR
DAVIES

PKF

Report of Independent Auditors

To the Shareholder of
Sullivan Morrissey & Mickle Securities Corp.

We have audited the accompanying financial statements of Sullivan Morrissey & Mickle Securities Corp., (the "Company"), a wholly-owned subsidiary of Sullivan, Morrissey & Mickle Management Corp. which comprise the statement of financial condition as of September 30, 2013 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.286.2600 I Fax: 212.286.4080 I www.odpkf.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sullivan Morrissey & Mickle Securities Corp. as of September 30, 2013, and the results of its operations, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information shown on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

November 22, 2013

Sullivan Morrissey & Mickle Securities Corp.

Statement of Financial Condition
September 30, 2013

ASSETS	
Cash and cash equivalents	$ 23,480
Receivable from Parent	53,773
Due from broker	2,681
	$ 79,934
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 11,000
Stockholder's Equity	
Common stock, $1 par value; 1,000 shares authorized; 200 issued and outstanding	200
Capital in excess of par value	9,800
Retained earnings	58,934
Total Stockholder's Equity	68,934
	$ 79,934

See notes to financial statements

Sullivan Morrissey & Mickle Securities Corp.

Statement of Operations
Year Ended September 30, 2013

REVENUE	
Commissions	$ 10,998
EXPENSES	
Rent	8,496
Accounting fees	7,200
Regulatory fees	2,908
General and administrative	6,000
Franchise taxes	100
Miscellaneous	3,000
Total Expenses	27,704
Net Loss	$ (16,706)

Sullivan Morrissey & Mickle Securities Corp.

Statement of Changes in Stockholder's Equity
Year Ended September 30, 2013

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance, beginning of year	$ 200	$ 9,800	$ 75,640	$ 85,640
Net Loss	-	-	(16,706)	(16,706)
Balance, end of year	$ 200	$ 9,800	$ 58,934	$ 68,934

See notes to financial statements

Sullivan Morrissey & Mickle Capital Management Corp.

Statement of Cash Flows
Year Ended September 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (16,706)
Adjustments to reconcile net loss to net cash from operating activities	
Changes in operating assets and liabilities	
Due from broker	(2,124)
Receivable from Parent	14,296
Accounts payable and accrued expenses	5,500
Net Cash from Operating Activities	966
Net Change in Cash and Cash Equivalents	966
CASH AND CASH EQUIVALENTS	
Beginning of year	22,514
End of year	$ 23,480

1. Organization

Sullivan, Morrissey & Mickle Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA"). In this capacity, the Company introduces agency transactions for its customers. The Company is a wholly-owned subsidiary of Sullivan, Morrissey & Mickle Capital Management Corp. (the "Parent").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include short-term cash investments and money market funds with maturities of three months or less at date of acquisition.

Revenue Recognition

Commission revenue and related expenses are recorded on a trade-date basis.

Income Taxes

The Company has elected S corporation status for federal income tax purposes and is included in the consolidated Form 1120S of the Parent whereby net taxable income or loss is reported on the personal income tax return of the shareholders. The Company is subject to state and local franchise taxes.

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to audits by the applicable taxing jurisdictions for periods prior to 2010.

2. Summary of Significant Accounting Policies (*continued*)

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which is November 22, 2013.

3. Receivable from Parent

The Company derives its revenue primarily from securities brokerage commissions on transactions introduced by the Parent and is charged its proportionate share of allocable expenses incurred by the Parent. A reconciliation of transactions with the Parent during the year ending September 30, 2013 is as follows:

Receivable from Parent , beginning of year	$ 68,069
Transfers to Parent	5,000
Expenses paid by Parent	(19,296)
Receivable from Parent, end of year	$ 53,773

4. Due from Broker

The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

Amounts due from the clearing broker represent a concentration of credit risk. The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of its customers, the clearing broker and financial institutions with which it conducts business.

6. Net Capital Requirements

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2013, the company had net capital, as defined, of $14,820 which was $9,820 in excess of required net capital. The company's net capital ratio was 74.22%.

****

Sullivan Morrissey & Mickle Securities Corp.

Supplementary Information
Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934

As of September 30, 2013

Sullivan Morrissey & Mickle Securities Corp.

Schedule of Computation of Net Capital Under
Rule 15c3-1 Under the Securities Exchange Act of 1934 ("SEA")
As of September 30, 2013

NET CAPITAL

Total stockholder's equity from Statement of Financial Condition	$ 68,934
Deduction for non-allowable assets:	
Receivable from Parent:	(53,773)
Net capital before haircuts on securities positions	15,161
Haircuts on money market fund	(341)
Net Capital	14,820

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater	5,000
Excess Net Capital	$ 9,820

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ 11,000
Percent of aggregate indebtedness to net capital	74.22%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1

There are no differences between the above calculation and the calculation included in the Company's amended unaudited FOCUS Report as of September 30, 2013.

Sullivan Morrissey & Mickle Securities Corp.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER SEA RULE 15c3-3
AS OF SEPTEMBER 30, 2013

The firm has claimed an exemption from SEA Rule 15c3-3 under section (k)(2)(i) in which all customer transactions are cleared through another stock brokerage firm on a fully disclosed basis. The firm will not hold customer funds or safekeep customer securities.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEA RULE 15c3-3
AS OF SEPTEMBER 30, 2013

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession or control of customer securities.

See Independent Auditors' Report

PKF
O'CONNOR
DAVIES

PKF

Report of Independent Auditors
on Internal Control Required By SEA Rule 17a-5

To the Shareholder of
Sullivan Morrissey & Mickle Securities Corp.

In planning and performing our audit of the financial statements of Sullivan Morrissey & Mickle Securities Corp., (the "Company"), a wholly-owned subsidiary of Sullivan, Morrissey & Mickle Management Corp. as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934 (SEA), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by SEA Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the previously mentioned objectives under SEA Rule 17a-5(g)(1). Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEA Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.286.2600 | Fax: 212.286.4080 | www.odpkf.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal* control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission ("SEC") to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, FINRA and other regulatory agencies that rely on SEA Rule 17a-5(g) in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

November 22, 2013

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP

O'Connor Davies, LLP is an independent member of
PKF North America and PKF International Ltd.